Exhibit 99.5

FOR IMMEDIATE RELEASE

ASX & MEDIA RELEASE	(ASX: SGM, NYSE: SMS)	19 September 2012

SIMS METAL MANAGEMENT ADDED TO

DOW JONES SUSTAINABILITY WORLD INDEX

Sims Metal Management Limited, the world’s largest publicly listed metal and electronics recycler, has, for the first time, been nominated as an Index Component in the Dow Jones Sustainability World Index. Having been recognised in previous years under the Australian/New Zealand index, this is the first time that the Company has been nominated among its global peers.

Participation in The Dow Jones Sustainability Index is voluntary, but provides an important basis for the evaluation of companies based on a range of sustainability criteria considered as important risk factors in an increasingly complex world.

“We are pleased to once again have our continuing sustainability efforts recognised, for the first time joining the world club of sustainability leaders as part of the Dow Jones Sustainability World Index,” said Daniel W. Dienst, Group Chief Executive Officer. “Dow Jones recognised, in particular, our leadership on risk and crisis management, innovation, climate strategy and eco efficiency, as well as health and safety leadership and talent attraction and retention, among several others.”

Mr. Dienst continued, “Having clean and safe facilities with strong ties to the community, together with smarter operations and people, is our strongest and most enduring foundation. Joining the Dow Jones World Index Sustainability Index is a tribute to the dedication and hard work of our employees around the globe, and a testament to our shareholders’ commitment towards building a more sustainable future.”

Cautionary Statements Regarding Forward-Looking Information

This release may contain forward-looking statements, including statements about Sims Metal Management’s financial condition, results of operations, earnings outlook and prospects. Forward-looking statements are typically identified by words such as “plan,” “believe,” “expect,” “anticipate,” “intend,” “outlook,” “estimate,” “forecast,” “project” and other similar words and expressions.

These forward-looking statements involve certain risks and uncertainties. Our ability to predict results or the actual effects of our plans and strategies is subject to inherent uncertainty. Factors that may cause actual results or earnings to differ materially from these forward-looking statements include those discussed and identified in filings we make with the Australian Securities Exchange and the United States Securities and Exchange Commission (“SEC”), including the risk factors described in the Company’s Annual Report on Form 20-F, which we filed with the SEC on 14 October 2011.

Because these forward-looking statements are subject to assumptions and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements. You are cautioned not to place undue reliance on these statements, which speak only as of the date of this release.

All subsequent written and oral forward-looking statements concerning the matters addressed in this release and attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this release. Except to the extent required by applicable law or regulation, we undertake no obligation to update these forward-looking statements to reflect events or circumstances after the date of this release.

All references to currencies, unless otherwise stated, reflect measures in Australian dollars.

About Sims Metal Management

Sims Metal Management is the world’s largest listed metal recycler with approximately 270 facilities and 6,600 employees globally. Sims’ core businesses are metal recycling and electronics recycling. Sims Metal Management generated approximately 88 percent of its revenue from operations in North America, the United Kingdom, Continental Europe, New Zealand and Asia in Fiscal 2012. The Company’s ordinary shares are listed on the Australian Securities Exchange (ASX: SGM) and its ADRs are listed on the New York Stock Exchange (NYSE: SMS). Please visit our website (www.simsmm.com) for more information on the Company and recent developments.

For media inquiries contact

Daniel Strechay

Group Director – Communications & Public Relations

Tel: +1 212 500 7430

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